Exhibit 3.3

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:  TapImmune Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

“3.  The number of authorized shares is 500,000,000 shares of common stock and 5,000,000 preferred shares (the terms of which are to be determined at the sole discretion of the Board of Directors), each class with a par value of $0.001.”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 278,685,000 out of 428,685,000 (or 65.0%).

4. Effective date and time of filing:  ______________

5. Signature:  /s/ Glynn Wilson